[ANADARKO LOGO]

             R. A. WALKER
SENIOR VICE PRESIDENT, FINANCE
  AND CHIEF FINANCIAL OFFICER

March 30, 2007

April Sifford
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Mail Stop 3561

Re:     Anadarko Petroleum Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2006
          File No. 001-08968

Dear Ms. Sifford:

We are providing the following responses to the comment letter dated March 22, 2007 from the staff of the Securities and Exchange Commission (the "SEC") regarding our Form 10-K for the fiscal year ended December 31, 2006 (our "Form 10-K"). The following responses are keyed to the staff's comments. All page numbers in our responses refer to our Form 10-K.

Based on our review of the staff comment letter, and as further described herein, we believe that our Form 10-K is not materially inaccurate or misleading and, therefore, believe that amendment of our existing filing is not necessary. Instead, as indicated in our responses below, we propose to make appropriate clarifications or modifications to our disclosures in future filings.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our Form 10-K; staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis, page 32,

1.  We note on page 2 that you are undertaking an asset realignment, in which you made acquisitions and dispositions of properties. If there is a reasonable likelihood that your reported financial information is not indicative of your future financial operating performance and financial condition due to your acquisitions and dispositions (both past and planned), please provide disclosure where necessary for investors to ascertain the likelihood that past performance is indicative of future performance. Refer to FRC 501.12.b. for additional guidance.

Response: In the lead-in to the description of business (page 2) we discuss the acquisitions and proceeds from expected sales and refer the reader to a more detailed discussion in Management's Discussion and Analysis (MD&A) under Acquisitions and Divestitures (page 39) and Outlook (page 49). In the introduction to MD&A (page 32) we describe the acquisitions and divestitures that impacted 2006 results of operations and refer the reader to Acquisitions and Divestitures and Outlook. As discussed throughout the Financial Results section of MD&A (pages 33-39), the results from continuing operations were impacted primarily due to increases related to the partial year impact (mid Aug.-Dec. 31) of the acquisitions. Under Outlook (page 50) we discuss expected divestitures and disclose that total proved reserves post-divestitures are expected to be about 2.5 billion BOE, only slightly higher than December 31, 2005 proved reserves. The above information was provided so the reader can ascertain the likelihood as to whether past performance is indicative of future performance. Accordingly, we believe that we have complied in all material respects with FRC 501.12.b.

We propose to continue to update the Acquisitions and Divestitures and Outlook section in 2007 Form 10-Qs as the realignment program progresses. In addition, we will continue to update guidance for the remainder of 2007 in the Quarterly Earnings Releases that are furnished on Form 8-K.

2.  We note on pages 34 and 35 that you attribute increases in sales volumes of oil and gas operations, natural gas, crude oil and condensate, and natural gas liquids to your third quarter acquisitions. Please expand your discussion and analysis to quantify the impact on your sales volumes attributed to your third quarter acquisitions.

Response: The 2006 acquisitions were the cause of all (114 MBOE/d) but an immaterial portion of the volume variances. While the smaller variances primarily offset each other, we nevertheless disclosed such variances on page 34. In the first quarter 2007 Form 10-Q and future filings where applicable, we propose to expand our discussion and analysis to quantify the impact of material acquisitions using disclosures similar to the following example:

"During 2006, Anadarko's daily sales volumes increased 29% compared to 2005 primarily due to higher sales volumes associated with the 2006 acquisitions, which accounted for 114 MBOE/d, and higher sales volumes from the Gulf of Mexico, partially offset by lower legacy gas volumes in east Texas and Louisiana, and lower oil sales volumes in Venezuela."

3.  Please reconcile for us the exploration costs excluded that were incurred in 2006 of $13,318 million with your total exploration costs incurred in 2006 in your oil and gas activities of $1,009 million, which are disclosed on pages 111 and 113, respectively. To the extent that there was a significant increase in your exploration costs in 2006, expand your MD&A to analyze the reasons underlying the increase.

Response: Exploration costs excluded in the amount of $13,318 million (page 111) includes $12,850 million for the estimated fair value attributed to unproved (exploration) properties acquired with Kerr-McGee and Western during 2006. These costs are included in the Property acquisition - Unproved line of the Costs Incurred in Oil and Gas Activities (page 113). Below is a reconciliation.

                                        millions

Exploration costs incurred	$ 1,009
Fair value allocated to unproved (exploration) properties
which were acquired in 2006	12,850
Amounts transferred to the DD&A pool	(541)

Total exploration costs excluded	$ 13,318

The increase in exploration costs incurred, excluding acquisitions, is explained on page 48 as primarily due to offshore drilling and expenditures of the acquired companies.

4.  We note in Note 5 of your consolidated financial statements that you use your reserve replacement efficiency ratio as a means of measuring performance. One of the principal objectives of MD&A is to give readers a view of the company through the eyes of management by providing an analysis of the business. It appears to us that the reserve replacement efficiency ratio represents a key variable necessary for an understanding and evaluation of your company. Please expand your MD&A to disclose and analyze your reserve replacement efficiency ratio, or tell us why that would not be material to an investor's understanding of your business. Refer to FRC 501.12.b.1. for additional guidance. In addition, provide the following disclosures related to your reserve replacement efficiency ratio:

a)  Describe how the ratio is calculated. We would expect the information used to calculate this ratio to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69.

b)  Identify the status of the proved reserves that have been added (e.g., proved developed vs. proved undeveloped). We do not believe it is appropriate to calculate this ratio using:
    non-proved reserve quantities, or,
    proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

c)  Identify the reasons why proved reserves were added. The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

d)  Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure,

e)  Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

f)  Disclose how management uses this measure, and any limitations of this measure.

Response: The reserve replacement efficiency ratio (RRE) is not a derivative of reserve replacement. Rather, RRE is a return of capital-type metric used internally to determine one component of our senior management's equity compensation. Please see our disclosure regarding this metric in the Compensation Discussion and Analysis portion of our proxy statement, which was filed on March 27, 2007 and defines RRE as an industry-specific metric that helps assess returns on invested capital. You may also refer to the forms of performance unit agreement, which were filed in Forms 8-K with the SEC on December 14, 2004, December 9, 2005, and December 15, 2006, and include this definition of RRE for these purposes. While we believe this metric is a useful contributor to executive compensation decisions, we do not believe that it is a key variable for overall company purposes and would not increase an investor's understanding of our business over and above the information provided throughout our Form 10-K and other SEC filings.

5.  It appears that you have disclosed commitments and contingencies in Note 20 of your consolidated financial statements that may represent off-balance sheet arrangements. In a separately-captioned section of your MD&A, please discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Refer to Item 303(a)(4) of Regulation S-K for additional guidance regarding disclosures required by this Item.

Response: After reviewing Note 20, we have concluded that, as of December 31, 2006, we had no material off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Notes to Consolidated Financial Statements page 71

Note 1. Summary of Significant Accounting Policies, page 71

Revenues, page 72

6.  Please disclose your accounting policy related to the recognition of gathering, processing and marketing sales.

Response: The Company records revenue from its marketing activities, as well as the sale of processed gas and resulting NGLs, when delivery has occurred and title has transferred.

The first sentence on page 72 under the subheading "Revenues" states "The Company recognizes sales revenues based on the amount of gas, oil, condensate and NGLs sold to purchasers when delivery to the purchaser has occurred and title has transferred."

Gathering and other processing revenues that are fee-based (where the Company does not take ownership of the gas or NGLs) totaled $49 million in 2006 and accounted for less than 0.5% of the Company's total revenues. These revenues are recognized at the time the service is performed. Because this amount is immaterial, these fees are not quantified separately in the document and, accordingly, the policy was not included in our summary of significant accounting policies.

Note 8. Debt and Interest Expense, page 85

7.  We note that you did not disclose any restrictive covenants related to your $22.5 billion 364-day acquisition facility. Please disclose any restrictive covenants related to your acquisition facility, or any other facility, to the extent material. In addition, please disclose the amount available for borrowing under the commercial paper programs.

Response: The 364-day acquisition facility and the $750 million Revolving Credit Agreement (RCA) include covenants customary for the specific purpose of the respective loan agreement and the significant terms for both arrangements are disclosed on page 86. These facilities do not include covenants that restrict the payment of dividends or any other use of cash flow from operations. They do include limitations on entering into mergers, consolidations and sales of assets, and granting liens, all of which we believe are customary and are not likely to have a material impact on our future results of operations or financial position. The 364-Day Term Loan Agreement is filed as exhibit 4(d) to our Form 10-K.

At December 31, 2006, the commercial paper programs allowed for borrowings up to $650 million. This program is an uncommitted, unsecured debt instrument, which is backed up by the RCA. We believe disclosing the amount available under the commercial paper program, in addition to the disclosed amount available under the committed RCA could lead the reader to erroneously assume that these two are additive when in fact they are not. Accordingly, we propose the disclosure in our Form 10-K remain unchanged.

Note 22. Contingencies, page 107

8.  We note on page 108 that you have accrued a liability for contingencies related to litigation and the Deepwater Royalty Relief Act, but you did not disclose the amounts accrued. Please disclose the amounts accrued or a range of reasonably possible losses for each of the matters in Note 22. For additional guidance, refer to our Section II.I. of our Current Accounting Disclosure Issues in the Division of Corporation Finance, which may be found at http://www.sec.gov/divisions/corpfinicfacctdisclosureissues.pdf.

Response: As stated in our Form 10-K, the Company has not accrued any amounts for the 1998 and 1999 deepwater leases granted in the Gulf of Mexico under the provisions of the Deep Water Royalty Relief Act. The Company has accrued a liability equal to the royalties (plus accrued interest) that could be paid on the 1996, 1997 and 2000 leases granted in the Gulf of Mexico that contain price threshold provisions. This liability is adjusted monthly as sales prices are confirmed. We respectfully submit that such accrual, due to its nature, is not a loss contingency pursuant to Statement of Financial Accounting Standard No. 5 and as such does not require disclosure. Kerr-McGee is the plaintiff in the KMOG litigation thus no litigation reserve is necessary, and no gain contingency has been recorded for this matter. At this point, we do not believe that the impact of the outcome of this matter is likely to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Engineering Comments

Oil and Gas Properties and Activities, page 4

Proved Reserves, page 4

9.  You state that reserves declined due to prices, sales and a downward revision in the K2 complex in the Gulf of Mexico. Please tell us how much the reserves declined in the K2 complex and the reasons. Tell us when the reserves were first booked as proved and the amount of reserves you booked initially.

Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the SEC.

10.  You cite a number of fields in which you were active during 2006 but do not include any production, reserve or the nature of your interest information. Please revise your document to include the information required for extractive enterprises by Item 102 of Regulation S-K for individual properties.

Response: Over the past two years, we have continued to expand our use of tables and graphics in order to provide more useful, summarized data. The information on the Company's net production from the areas described on pages 8-10, as well as other data, is provided in the table on page 6. The Company's net interest in leasehold acreage, as well as other information by state for onshore and by area in the Gulf of Mexico, are included in the maps on page 7 and page 11, respectively. The table on page 16 gives the reader additional information on our ownership interests in acreage for onshore lower 48, offshore and Alaska. We respectfully submit that the information required by Item 102 of Regulation S-K is included in our Form 10-K.

Management's Discussion and Analysis, page 32

Other Developments, page 50

11.  Tell us to the best of you knowledge the time schedule for resolving the dispute with Sonatrach. Tell us when the PSC expires and if you have only included proved reserves which you will produce during the term of the contract.

Response:

The timeframe for resolving the disputes with Sonatrach remains unclear at this point.

    With respect to the dispute regarding Sonatrach's alleged right to renegotiate the PSC, as noted in our Form 10-K the Company entered into a formal, non-binding conciliation process. On February 28, 2007, the conciliation board issued a confidential, non-binding recommendation to the parties.

    As noted in our Form 10-K, the Company has also notified Sonatrach of the Company's disagreement with Sonatrach's collection of the exceptional profits tax. If a negotiated settlement is not reached within 60 days of such notice (or an extended period stipulated by mutual agreement), the Company may seek to go forward with conciliation or arbitration.

If either party initiates arbitration with regard to one or both of the pending disputes, the arbitration process may take at least twelve months. Following the arbitration, the successful party may have to seek enforcement of any arbitral award.

Accordingly, given the significant amount of uncertainty surrounding the timing of this dispute resolution, we are not yet in a position to make a reasonable estimate of the time frame for such resolution. However, we will continue to monitor such developments closely, and as developments arise we intend to reflect them in future filings with the SEC.

The PSC includes defined terms for the Exploitation Licenses of Hydrocarbon Pools (or Fields). The Exploitation Phase of each Field is based on the date of the award of the Exploitation License for the Field. Each license has a 15-year primary term, with two 5-year extensions. We expect the last Exploitation License associated with proved reserves to be issued by the end of 2008, which translates into an expiration of the PSC in 2033. We continue to explore for additional fields within our PSC and future Exploitation Licenses may be awarded which will further extend our operations. All of the proved reserves are expected to be produced within the 25 year license periods.

Oil and Gas Reserves, page 116

12.  You indicate that you acquired 281 million barrels of oil and 4,256 BCF of gas in the Kerr-McGee and Western transactions in 2006. However, we note that Kerr-McGee and Western reported 366 million barrels of oil and 4,529 BCF of gas in their Forms 10-K for the fiscal year ended 12/31/05. Please explain the reasons for this discrepancy to us.

Response: Please note that the 281 million barrels of oil referenced above does not include Other International (China) proved reserves, while the 366 million barrels does. The following table reconciles the proved reserves acquired from Kerr-McGee and Western against their 2005 Form 10-K proved reserve balances.

	Liquids (MMBOE)	Gas (BCF)

Kerr-McGee and Western 12/31/05	366	4,529

Pre-acquisition activity	(22)	(231)
Production
Sales in place	(21)	(284)
Revisions and additions	(2)	242

Total Acquired in 2006	321	4,256
Less China	(40)	-

Total Domestic Acquired in 2006	281	4,256

We respectfully request an opportunity to discuss this response letter further with the staff if, following a review of this information, the staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-3220 or by facsimile at (832) 636-7885.

                                               Very truly yours,

                                               /s/ R. A. Walker

cc:     H. Paulett Eberhart, Chairperson, Audit Committee
        James D. Eggers, KPMG LLP